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SEC Mail Processing

MAR 02 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67574

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BroadOak Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4800 Montgomery Lane, Suite 230

(No. and Street)

Bethesda, MD 20814

(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lars Hanan (301)717-1251 lhanan@broadoak.com

(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP

(Name – if individual, state last, first, and middle name)

8000 Towers Crescent, Suite 1000, Tysons, VA. 22182

(Address) (City) (State) (Zip Code)

10/14/2003 596

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Lars Hanan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BroadOak Partners, LLC, as of February 28, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ODUNAYO AYEGBAJEJE
Notary Public - State of Maryland
Prince George's County
My Commission Expires Dec 8, 2025

Signature: [signature]

Title: Partner

Odunayo Ayegbajeje
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

December 31, 2021

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY · ASSURANCE · TAX

Report of Independent Registered Public Accounting Firm

To the Member
of BroadOak Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BroadOak Partners, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BroadOak Partners, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as the Company's auditor since 2007.

Tysons, Virginia
February 28, 2022

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	2,185,972
Prepaid expenses		1,000
Total assets	$	2,186,972

Liabilities and Member's Equity

Liabilities		
Accrued expenses	$	577,372
Distributions payable		307,113
Total liabilities		884,485
Member's equity		1,302,487
Total liabilities and member's equity	$	2,186,972

See notes to financial statement.

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Notes to Financial Statement

December 31, 2021

1. Organization and Summary of Significant Accounting Policies

BroadOak Partners, LLC (the "Company"), a Delaware corporation, formed on January 31, 2007, is a wholly-owned subsidiary of BroadOak Capital Partners, LLC ("BroadOak Capital"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Focused on the life sciences industry, the Company is engaged in the investment banking business and acts as a financial advisor on behalf of corporations, partnerships and other entities which sell assets and/or issue securities in private placements.

Material subsequent events have been considered for disclosure and recognition in these financial statements through February 28, 2022.

Risks and Uncertainties

Since inception, the Company has received a majority of its financial support from its sole member, BroadOak Capital. In addition, by agreement, BroadOak Capital provides operating and administrative support for which BroadOak Capital receives reimbursement and fees. Management plans to continue to develop its client base and service offerings and believes that there are a number of opportunities currently in process with its client base that may lead to the generation of fees from advisory and placement services that will be sufficient to continue to fund on-going operations. In addition, the Company plans to continue to invest in its marketing and business development efforts to ensure that its client base continues to grow as its revenue streams mature. Management believes these actions will enable the Company to operate profitably and provide cash flow to fund its continuing operations. However, there can be no assurance the Company will be able to adequately increase its services or continue to generate sufficient revenue from such services to fund operations.

In early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. As a result, events have occurred including mandates from federal, state and local authorities leading to an overall decline in economic activity which could result in material adverse effects to the Company's financial position, results of operations and cash flows. As of December 31, 2021, the global pandemic is still ongoing. During the year ended December 31, 2021 there was no material impact to the Company, however, management continues to monitor the results of operations to evaluate the economic impact of the pandemic on the Company.

Basis of Accounting

The accompanying financial statement is provided under the accrual basis of accounting using accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated

BroadOak Capital tax return and does not file a separate federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of BroadOak Capital on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability corporation. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. While these financial statements do not reflect a provision for income taxes, under the agreement with BroadOak Capital (see Note 2), the Company was allocated $70,000 of income tax expense for the year ended December 31, 2021. The Company has no uncertain tax positions which must be considered for disclosure. Income tax returns filed by BroadOak Capital are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2018 remain open.

2. Related Party Transactions

Under an agreement with BroadOak Capital, the Company pays monthly management fees, occupancy and salary reimbursement costs to BroadOak Capital. The agreement is renewed annually and revised as needed. Under the agreement, the management fee includes certain operating and administrative costs incurred on behalf of the Company. In addition, the agreement stipulates that the Company will reimburse BroadOak Capital for any additional operating and administrative costs paid by BroadOak Capital on behalf of the Company. During the year ended December 31, 2021, these services totaled $2,469,128. At December 31, 2021, there are $577,372 payable to BroadOak Capital.

The Company has a separate agreement with BroadOak Capital to pay 25% of success fees, subject to certain adjustments by the Company, which has been recorded as distributions in the amount of $785,238 for the year ended December 31, 2021.

3. Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC as well as FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness and $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $1,286,487 which is $1,227,521 in excess of its required net capital of $58,966.

4. Concentration of Credit Risk

The Company maintains its cash in a bank deposit account, which, at times, may exceed federally insured amounts. The Company believes it is not exposed to any significant credit risk on cash.

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY · ASSURANCE · TAX

Report of Independent Registered Public Accounting Firm

To the Member
of BroadOak Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BroadOak Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BroadOak Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provisions") and (2) BroadOak Partners, LLC stated that BroadOak Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BroadOak Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BroadOak Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Tysons, Virginia
February 28, 2022

BroadOak
Partners

Washington D.C. Office
4800 Montgomery Lane
Suite 230
Bethesda, MD 20814

Tel.: 301.358.2692

San Francisco Office
2000 Sierra Point Parkway
Suite 101
Brisbane, CA 94005

Tel.: 415.697.1219

February 28, 2022

CohnReznick LLP
8000 Towers Crescent Drive
Tysons, VA 22182

To whom it may concern:

BroadOak Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.(k): (2)(i).
2. The Company has met such exemption provision 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2021, without exception.
3. BroadOak Partners, LLC does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer.

BroadOak Partners, LLC

I, Lars Hanan, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Regards,

Lars M. Hanan, Partner